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                                                                    EXHIBIT 99.4

                        PINNACLE OIL INTERNATIONAL INC.

                             STRESS FIELD DETECTOR
                            DOCUMENTATION OF CERTAIN
                           EXPLORATION AND EVALUATION
                                   ACTIVITIES


                                     973598

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                                    February 27, 1998

                                    Project 973598


Mr. Dirk Stinson
PINNACLE OIL INTERNATIONAL INC.
750, 840 - 7th Avenue S.W.
Calgary, Alberta
T2P 3G2

Dear Sir:

                              RE:   STRESS FIELD DETECTOR
                                    DOCUMENTATION OF CERTAIN
                                    EXPLORATION AND EVALUATION ACTIVITIES
                                    -------------------------------------

As requested, Gilbert Laustsen Jung Associates Ltd. has completed an interim report documenting observations made by this firm with respect to certain exploration and evaluation activities conducted by Pinnacle Oil International Inc. (Pinnacle) utilizing a proprietary technology called the Stress Field Detector (SFD).

The report details the SFD exploration program conducted in southwest Saskatchewan for Renaissance Energy Ltd. (Renaissance). Included are the results of five wells drilled offsetting SFD defined anomalies in this area. In addition, seven well predictions made by Pinnacle, at the request of Encal Energy Ltd. (Encal) and Renaissance are detailed. The drill results of these seven wells are also summarized.

We are independent with respect to Pinnacle Oil International Inc. in that we do not currently hold nor expect to receive any interest in the securities of Pinnacle.

Should you have any questions concerning this report, please contact either of the undersigned.

                                    Regards,

                                    GILBERT LAUSTSEN JUNG
                                    ASSOCIATES LTD.



                                    T. Mark Jobin, P. Geol.


                                    David G. Harris, P. Geol.
                                    Vice-President, GeoSciences
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                                  INTRODUCTION


Gilbert Laustsen Jung Associates Ltd. was requested by Pinnacle Oil International Inc. to provide independent observation and documentation of certain exploration and evaluation activities conducted by Pinnacle, utilizing its Stress Field Detector (SFD) technology. These activities were conducted within two separate programs supported by Renaissance Energy Ltd. and Encal Energy Ltd.

The two programs are described as follows:

  . A general survey conducted for Renaissance over a large area of Southwest Saskatchewan.

  . Specific surveys of several exploration well locations in Alberta previously identified by Renaissance and Encal utilizing conventional methods.

The scope of this report is primarily one of observation and documentation and specifically does not address the scientific theory behind the SFD technology. The two major areas of focus were as follows:

  . Observation and documentation of the process involved in survey design, collection of data, analysis of data and identification and ranking of SFD anomalies.

  . Observation and documentation of Pinnacle's pre-drill predictions and subsequent post-drill results for a total of twelve wells drilled in the two programs.

Pinnacle holds exclusive rights to the use the data generated by the SFD Technology for hydrocarbon exploration. Pinnacle considers the SFD Technology and the SFD data proprietary. Therefore, neither the operational principles of the SFD technology nor the SFD data were shared with Gilbert Laustsen Jung. Pinnacle does state that the SFD sensor is a passive transducer capable of detecting changes in stress within the subsurface. According to Pinnacle, SFD technology detects stress built up due to mechanical forces and/or the presence of mineral deposits, and that the SFD is based on quantum-mechanical principles and is a non-electro-magnetic sensing device. Further, Pinnacle states that there is a stronger SFD reaction in Devonian aged reservoirs which are largely carbonates, than in younger reservoirs (Cretaceous to Triassic) which are mainly found in sandstones. While Pinnacle believes the SFD is a "wide-area-exploration tool," which can identify new oil and gas fields, it should be utilized with conventional oil field tools to define well locations.

Observations and conclusions provided herein are believed to be reasonably accurate at this time but remain subject to change as more experience with the technology is obtained.

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                    SUMMARY OF OBSERVATIONS AND CONCLUSIONS

OBSERVATIONS RE: SOUTHWEST SASKATCHEWAN SURVEY

  . The initial ground based survey yielded 38 SFD anomalies, which were considered for further evaluation by Renaissance.

  . Five anomalies were selected by Renaissance as proposed tests of SFD technology (anomalies). In addition to the ground surveys, airborne surveys were conducted on all five locations at the request of Renaissance. These air surveys were conducted both during and after drilling. According to Renaissance, drill results were kept confidential prior to Pinnacle's analysis of the additional SFD data.

  . The Pinnacle analysis confirmed SFD anomalies at all five well locations but according to Pinnacle's ranking system, all were considered marginal with low probability of commercial viability.

  .  Drill results at all five wells proved none to be commercially viable.

OBSERVATIONS RE: ALBERTA WELL LOCATION SURVEYS

  . Seven exploration well locations identified by conventional geological and geophysical methods were surveyed by Pinnacle, three of which had been drilled prior to the survey and Pinnacle's subsequent analysis. According to Pinnacle and Renaissance drill results were kept confidential prior to Pinnacle's analysis of the SFD data.

  . Pinnacle conducted detailed analyses on six of these locations and a cursory analysis on a seventh. These analyses indicated that none of the seven were likely to be commercially viable in the primary zone.

  . Drill results indicate that the primary zone of interest in all cases was abandoned. According to the operator, two wells may be capable of commercial production from secondary zones. The cursory analysis was conducted on one of these wells.

CONCLUSIONS

The drill results of the twelve wells are consistent with the predictions resulting from SFD surveys in the primary zone of interest.

The critical issue of course, concerns the ability of SFD technology to continuously identify undrilled exploration prospects that result in commercial discoveries. Although the SFD predictions reported here are accurate with respect to the primary zone of interest, they do not yet provide the ultimate test of the technology because no highly ranked anomalies identified by SFD technology have been drilled yet.

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            SOUTHWEST SASKATCHEWAN EXPLORATION PROGRAM (RENAISSANCE)


The following stages of Pinnacle's SFD exploration program in Southwest Saskatchewan have been observed by Gilbert Laustsen Jung.

Initial presentation of Pinnacle's SFD findings in the exploration area to Renaissance

Pinnacle conducted a SFD survey in an area of southwest Saskatchewan with the purpose of identifying anomalies on Renaissance lands. This survey took place from April 24 to May 18, 1997. SFD surveys were conducted from a vehicle and were therefore restricted to the roadways. According to Pinnacle, ground based SFD surveys can identify anomalies directly under the road being traversed. Pinnacle presented the findings to Renaissance in a meeting on May 26, 1997 and in a detailed report dated June 6, 1997. This report contained maps and discussions on 34 anomalies identified by the SFD in the exploration area. The initial report states that the majority of these anomalies were surveyed, and were positively identified a minimum of three times. Pinnacle believes that a target area must be surveyed a minimum of three times in order to be fully evaluated. Also, in this report Pinnacle explains that the reason for providing all anomalies (large or small) "is that it is not clear what degree of resolution the industry can achieve with seismic application in this area". An additional four anomalies (Piapot area) were forwarded to Renaissance in a report dated June 26, 1997.

Each of the anomalies identified is rated by Pinnacle. This is done using two values; the first value (A) rates the size and strength of the anomaly itself and the second value (CV) rates the commercial viability of the anomaly. Both factors are rated out of five; with five being the highest rating. Typically, the rating of an anomaly is expressed as the sum of the A and CV ratings.

Pinnacle's interpretation and rating of SFD anomalies is somewhat subjective. According to Pinnacle, a more accurate evaluation can be obtained when the anomaly is compared to producing pools in the area. These offset producing anomalies are assigned A and CV ratings of 5. In a report dated June 6, 1997, Pinnacle states that if the A or CV rating of an anomaly is below 2, neither the type of hydrocarbon nor the existence of a hydrocarbon-bearing structure can be reliably determined. In a later report to Renaissance, dated July 18,1997, Pinnacle stated that it would not participate in a well it had rated with an A of below 3.5 or a CV of below 3.5.

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Renaissance evaluation of the Pinnacle ground survey defined anomalies

Renaissance reviewed existing seismic and well data in the area in order to provide technical confirmation of the potential exploration targets defined by Pinnacle. In meetings held between June 12, 1997 and July 18, 1997 Renaissance outlined its evaluation of the SFD anomalies. Renaissance indicated that there were thirteen anomalies which were not reviewed or were dismissed due to; surface problems in the area of the some anomalies, or the fact that some anomalies occurred on Crown land or on land not held by Renaissance, or in areas of little interest to Renaissance. Five SFD anomalies identified by Pinnacle were not confirmed by seismic or well data (i.e. the anomaly occurred in a seismic low, or was evaluated with an abandoned well). The seismic information and well control was inconclusive in confirming an additional six SFD anomalies. Fourteen SFD anomalies appear to be confirmed by Renaissance's review of existing seismic and well data. Tables 1 through 5 summarize Pinnacle's comments and Renaissance's review of the 38 SFD anomalies.

Renaissance's Selection of well locations based on SFD ground surveys

Based on the seismic review conducted by Renaissance and on the Pinnacle ranking of defined anomalies, five well locations were selected by Renaissance to evaluate the SFD technology. The chosen well locations were 0.5 of a mile to 1.8 miles away from the SFD road anomalies. The following is a brief description of these five locations:

  .  Southwest Saskatchewan Well #1 (10-36-16-20 W3M) and Well #2 (12-35-16-20
     W3M) are located 0.5 mile and 0.75 miles, respectively, from the southern edge of the Hazlet #2 SFD anomaly. This anomaly is rated 4.5 out of 10 (A=2.5, CV=2.0) by Pinnacle and is described as a structurally extensive anomaly with both oil and gas detected. Pinnacle states that the SFD indicated that the commercial viability rating is better in the sections of the proposed wells (sections 35 and 36). Renaissance states the proposed well is a stratigraphic play targeting a seismically defined Basal Mannville channel.

  . Southwest Saskatchewan Well #3 (01-22-14-21 W3M) is located approximately 1 mile from the Hazlet #7 SFD anomaly. Pinnacle describes this anomaly as very strong and is rated 5 out of 10 (A=3.0, CV=2.0). The anomaly consists of two parts, with water suggested in the northern part. Pinnacle states that the anomaly may represent a deep deposit and recommended further evaluation. The anomaly is covered by two seismic lines with the well located on one of these lines.

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     The well is targeting a seismically defined Basal Mannville channel. While no reservoir facies were present in deeper horizons in an offsetting well (10-21), the well was drilled deep enough to evaluate the deeper Devonian Birdbear Formation.

  .  Southwest Saskatchewan Well #4 (11-05-14-21 W3M) is located approximately
     1.8 miles from the Hazlet #8 SFD anomaly. The anomaly was rated 5 out of 10 (A=3.0, CV=2.0) and was identified 8 times by Pinnacle. The anomaly is described as a gas or oil anomaly coupled with a major geological change. Pinnacle recommended that seismic be utilized to determine a test location for this possible deep deposit. The anomaly is covered by an east-west and north-south seismic line. The well was drilled on the east-west line, targeting a seismically defined Basal Mannville channel.

  .  Southwest Saskatchewan Well #5 (10-09-06-22 W3M) is located approximately
     1.5 miles to the north of Eastend SFD anomalies #9 and #10. This well location was proposed by Renaissance prior to Pinnacle presenting these anomalies. The well was drilled as a test of a seismically defined high in the Devonian Birdbear Formation. The Eastend #9 anomaly is rated 4.5 out of 10 (A=2.5, CV=2.0) by Pinnacle while the Eastend #10 anomaly is a strong anomaly and rated 5.5 out of 10 (A=3.5, CV=2.0). The anomalies are interpreted to be continuous, and the SFD data indicates the presence of both oil and gas. Pinnacle recommended further evaluation of these anomalies.

In addition to the above wells, Renaissance confirmed they had drilled a well offsetting the Eastend #11 SFD anomaly prior to Pinnacle conducting a road survey. The well finished drilling on November 28, 1996, however, at the time Pinnacle was conducting its SFD surveys, the drill results of this location were kept confidential by Renaissance. The well is currently a shut-in Belly River gas well. The Eastend #11 anomaly is rated at 5 out of 10 by the SFD (A=2.5, CV=2.5). Based on its rating system Pinnacle would not have participated in this well. It is noted that the well had a CV rating of 2.5, which is higher than the rating of 2.0 assigned to the five test locations. Pinnacle states that oil and gas are detected at the anomaly but the formation is tighter at the point of traverse. This anomaly was recommended for seismic evaluation by Pinnacle. No logs or test data on this well have been reviewed by Gilbert Laustsen Jung.

Gilbert Laustsen Jung notes other anomalies identified by Pinnacle had similar rankings to the drilled locations but were not considered for drilling because; Renaissance had no land (Hazlet #9 and #10); the anomaly defined by Pinnacle occurred in a seismically defined low (Hazlet #6); or the seismic data in the area of the anomaly was inconclusive (Dollard #1, #2 and Sidewood #5); or Renaissance had not completed its geological/geophysical review (Piapot #1, Piapot #4).

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Only the Dollard #5 anomaly meets Pinnacle's drilling criteria. This SFD anomaly corresponds to the Rapdan Upper Shaunavon Pool. Pinnacle, however, believes the anomaly may also represent the existence of a deeper pool. Renaissance states that this anomaly follows a ridge in the Shaunavon Formation and that there may be a possible development location associated with this anomaly. However, no location was proposed.

Airborne SFD surveys over the five well locations

By the third quarter of 1997, the SFD data acquisition had been redesigned for use in an aircraft and had incorporated a Global Positioning System (GPS) into the acquisition process. Pinnacle was concerned that since the initial well in this exploration program was drilled approximately 1.8 miles from the SFD anomaly defined from the road survey, the well may not be a valid test of the anomaly. Therefore, it was decided that Pinnacle would conduct SFD airy surveys over the five locations. SFD surveys conducted from the air allow the actual well location to be directly surveyed and provide a better definition of the areal extent and quality of an anomaly. The initial well was drilled and abandoned on August 23, 1997. The Renaissance well locations were flown on August 30, 1997 and again on September 11, 1997. The air surveys were conducted to predict if the proposed locations would be successful wells. The flights were also designed to determine if the SFD anomaly identified in the earlier road survey extended to the well locations. A report, dated November 7, 1997, detailed Pinnacle's interpretation of the SFD data over the well locations. The following is a brief summary of this report.

  . Two flights flown over Well #1 and Well #2 on August 30,1997 indicate an SFD anomaly at these locations, however, the best part of the anomaly was east of Well #1 (10-36). The two flights flown September 11, 1997 were designed to cross the location of Well #2 (12-35) and the road anomaly. The results of the two flights were similar, with the SFD data indicating a structural change at the well location and under the road. The SFD signal does not indicate a hydrocarbon accumulation in commercial quantities. The Well #1 (10-36) location is rated 4.5 out of 10 (A=2.5, CV=2.0) while the Well #2 location (12-35) is rated 3.5 out of 10 (A=2.0, CV=1.5).

  . Only the second flight on September 11, 1997 over the Well #3 location (1-22) provided meaningful SFD data. Pinnacle states there is definitely an anomaly at the location. The SFD indicates a fault to the southwest of the location, and that the road anomaly appears to be part of the fault. Fault related anomalies are identified continuously to an offsetting dryhole to the northwest. Pinnacle believes the structure looks like a channel. Low quality hydrocarbon signals were indicated at the anomalies. Pinnacle rated the Well #3 location 3.0 out of 10 (A= 2, CV=1).

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  .  Two flights were made over the Well #4 location and the road defined anomaly on September 11, 1997. No anomaly was detected on the first flight. The SFD data indicates a structural change at the location; however, the SFD signal indicating the presence of a reservoir had poor response at the location. Pinnacle therefore interprets that the anomaly at the drill site will not be commercially viable. Pinnacle interprets that the original SFD signals at the road anomaly are related to faulting. The rating for this location is 3.5 out of 10 (A=2.5, CV=1.0).

  . Two flights were made over the Well #5 location on August 30, 1997. SFD signals at the location did not provide a good hydrocarbon response; however, they did confirm the existence of a structural anomaly. The two flights over the location made September 11, 1997 confirmed the presence of a structural anomaly with poor hydrocarbon signals at the location. Pinnacle states that the commercial viability of this location is low, and interprets the road anomaly to be a better hydrocarbon anomaly than the well location. A stronger hydrocarbon anomaly is also identified a half mile to the northeast of the drill location. Pinnacle's rating for this location is 3.75 out of 10 (A=2.25, CV=1.5).

Well Results

Well #1 - This well was licensed as an outpost well and had a rig release date of September 20, 1997. After testing heavy oil in the target Basal Mannville channel sand, the well was suspended (it is not capable of commercial production).

Well # 2 - This well was licensed as an outpost location. The well had a rig release date of September 5, 1997 and was declared dry and abandoned. The target Basal Mannville sand is developed, but is tight.

Well #3 - This location was licensed as a New Field Wildcat. The well was drilled to the Devonian Birdbear Formation and had a rig release date of September 13, 1997. The well was declared dry and abandoned. The target Basal Mannville channel and the Birdbear Formations were interpreted to be wet on logs. No tests were run in the well.

Well #4 - This well was licensed as a New Field Wildcat. Well #4 had a rig release date of August 23, 1997 and is dry and abandoned. The target Basal Mannville channel sand was developed at this location, but is interpreted from well log data to be wet. No tests were run in this well.

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Well #5 - This location was licensed as a New Field Wildcat and was drilled to test a seismically defined high in the Devonian Birdbear Formation. The well had a rig release date of September 6, 1997 and is dry and abandoned. The Birdbear is wet based on well log interpretation and the uphole section appears to be tight or wet on logs. No tests were run on this well.

In summary, Pinnacle provided Renaissance with a detailed report of its SFD exploration program in southwest Saskatchewan. The report identified a number of SFD anomalies. Based on Renaissance's review of existing seismic, well data and consideration of Pinnacle's ranking of SFD anomalies, five well locations were proposed as tests of offsetting SFD defined marginal anomalies. Subsequently, Pinnacle conducted airborne SFD surveys over the Renaissance well locations and concluded that although anomalies were present at the locations, none of the five wells would be commercially viable. Four of the five wells were drilled and abandoned. The fifth well tested some heavy oil and is currently suspended as the well is not capable of commercial production.

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                              SFD WELL PREDICTIONS


Pinnacle was requested by both Renaissance and Encal to make predictions from SFD surveys on a number of well locations, as part of the companies evaluation of the SFD technology. All the well locations were located in the Western Canada Sedimentary Basin and were selected by Encal or Renaissance technical staff based on conventional geological and geophysical data and interpretations. All test flight lines were designed and witnessed during flights by Encal technical personnel. Renaissance technical staff were present during the September 24-25 flights.

The following documents the well locations, Pinnacle's predictions with respect to the outcome of these wells, and the subsequent drilling results.

Encal #1 West Central Alberta, was drilled between August 24 and September 15, 1997 to a depth of 2978 metres in the Devonian age Beaverhill Lake Group. The well was targeting a Leduc pinnacle reef buildup off the main Leduc reef in the area. The zone was expected to contain light conventional crude oil.

Pinnacle conducted three ground surveys and according to Encal crossed the location five times on four separate flight surveys. Pinnacle used two locations as templates in evaluating the location; one was a high quality Leduc pinnacle reservoir and the other a lower quality Leduc pinnacle reservoir. Only one survey had a slight SFD signal at the Encal #1 location, which showed no structural buildup or hydrocarbon signal. Therefore Pinnacle concluded this well would not be successful.

Drill results indicated a Leduc reef was not developed at this location, and no other potentially commercial hydrocarbon zones were identified from borehole information. No tests were performed on the well, and it was declared dry and abandoned.

Encal #2 West Central Alberta, was drilled between August 26 and September 27, 1997 to a depth of 3375 metres in the Devonian Winterburn Formation. The well was targeting a Wabamun stratigraphic porosity development that was evaluated by seismic data. The well was expected to discover gas within the porous interval.

Pinnacle conducted airborne surveys over this location in early August 1997, before the well was spudded, and while the well was being drilled. Pinnacle interprets the well to be in a flank position and concluded that the well would not be economic in the target zone. Pinnacle did

                                                                          Page 9
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identify the possibility of a small, shallower pool, capable of production but not in quantities that would justify its participation on this deep test.

The well did not encounter any significant porosity development in the Wabamun and the deeper portion of the well was abandoned. A significant hydrocarbon show was encountered in the Cardium Formation in this well. The Cardium was completed, fractured and production tested at an initial production rate of 75 barrels of oil per day. During December 1997, the zone produced at an average rate of 30 barrels of oil per day. No other zones in the well are considered capable of commercial production. Cardium reserves are relatively low and the well is not considered to have resulted in a commercial discovery.

Encal #3 West Central Alberta, was drilled between September 11 and September 27, 1997 to a depth of 1965 metres in the Lea Park Formation. The well was targeting natural gas in the Basal Belly River sandstone. The location has an offsetting well which was interpreted to have by-passed pay in the target zone.

A single airborne SFD survey was conducted over this location on September 20, 1997. Pinnacle reported SFD data from this flight was poor, but suggested the well would not be commercially viable.

The Basal Belly River sandstone was not well developed, therefore was not tested or completed. The well encountered a developed upper Belly River sandstone which was perforated but produced only water on production testing. The well has been suspended and no other zones in the well are considered capable of commercial production.

Renaissance #1 East Central Alberta, was drilled as a development well between July 9, 1997 and July 20, 1997 to a depth of 1950 metres. The well targeted a seismically defined Devonian age Nisku Formation pinnacle reef buildup.

Pinnacle's evaluation of this location was detailed in a report to Renaissance dated July 18, 1997. Pinnacle surveyed this location from a vehicle while the well was being drilled. Ratings assigned to this location by Pinnacle were based upon SFD signals acquired on the road (not at the wellsite) and two traverses near the location. At this time, Pinnacle did not have airborne survey capability, therefore the exact drilling location was not surveyed. Pinnacle stated that two anomalies were present, one structure over the other. Pinnacle reported that the SFD indicated structure and hydrocarbons at the well but not in commercial quantities. The anomaly at the wellsite appears tighter and with a less intense hydrocarbon signal than possible locations to the south and west. The location was rated at 5.5 out of 10 (A=3, CV=2.5) by Pinnacle.

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The Nisku was developed at the location but appears tight on logs. No tests were performed over the target zone and the deeper portion of the well was abandoned. The well did encounter a gas-bearing Mannville sandstone. Renaissance has indicated that it has been unable to fully test the zone, but believe it to be capable of producing at commercial rates. The well is currently classified as standing.

Renaissance Well #2 Northwest Alberta, was spudded February 14, 1997 and drilled to a depth of 2275 metres in the Devonian Muskeg Formation. The well was targeting the Devonian age Slave Point Formation and is adjacent to a known Slave Point pool.

Airborne surveys of this location were not conducted until September 24 and September 25, 1997, however, the well was still confidential at that time. Pinnacle's evaluation of the location was detailed in a report to Renaissance dated November 12, 1997. Pinnacle interpreted that the well was structurally separate from the Chinchaga Slave Point A Pool, and that the SFD porosity signal recorded at the well site is from a new zone. Pinnacle believes that any production from this new zone would be minimal. Pinnacle rate the well location 4 out of 10 (a=2.0, CV=2.0) and state they would not have participated in the well.

The well did not encounter any porosity development in the Slave Point. No tests were reported for Slave Point or in any uphole horizons.

Renaissance Well #3 Northwest Alberta, was drilled between February 21, 1997 and March 22, 1997 to a depth of 2607 metres. The well was drilled as a Slave Point gas test. Airborne surveys of this location were not conducted until September 24 and September 25, 1997, however, the well was still confidential at the time it was surveyed. Pinnacle's evaluation of the location was detailed in a report to Renaissance dated November 12, 1997. Pinnacle states that the SFD data indicates a small structural anomaly and that the well will not be commercially viable. The well location is given a rating of 3 out of 10 (A=2.0, CV=1.0) by Pinnacle and they state they would not have participated in the well.

No porosity was encountered in the Slave Point Formation and no other potentially commercial hydrocarbon zones were identified from borehole information. No tests were performed on the well and the well was plugged and abandoned.

Renaissance Well #4 Northwest Alberta, was licensed as a new pool wildcat and was spudded August 24, 1997. This well was targeting the Devonian Slave Point Formation. The well was surveyed by Pinnacle September 24 and September 25, 1997, but an evaluation of this location

                                                                         Page 11
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was not included in the November 12 report to Renaissance. The location was reviewed in a meeting held October 22, 1997 with Renaissance to discuss the results of the September 24 and 25, airborne surveys. When asked to comment on the location, Pinnacle stated that there may be a small structure at the location, but that the SFD did not indicate the presence of hydrocarbons in the Slave Point Formation. Pinnacles review is not considered a full detailed review of the location and as such no rating was assigned to the location.

On drilling, the well did not encounter any significant porosity development in the primary target (Slave Point). The well did encounter gas in a secondary zone, the Mississippian age Debolt Formation. Renaissance has indicated that an initial production test flowed at a rate of 65,000 m3/d, and that the well is expected to be placed on production in the near future.

In summary, Pinnacle predicted that all seven of the documented wells would not be commercially viable in the primary zone, and stated that it would not participate in the wells. Pinnacle comments and the drill results of these seven locations are summarized in Table 6.

Drilling results indicate that the primary zone of interest was abandoned in all the wells. Three of the seven wells have been tested and/or are producing from a secondary target. Gilbert Laustsen Jung has reviewed the Encal #2 well and, based on the oil production rate and the well cost, do not consider this location to be an economic success. Gilbert Laustsen Jung has not reviewed any data from the Renaissance well #1 or Renaissance well #4 because of the confidential nature of these locations. Renaissance, however, has indicated that both these locations are capable of commercial production from a secondary zone.

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